EXHIBIT 11

                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                      Computation of Earnings Per Share

                                              Primary
                              -------------------------------------------
                               Three Months Ended     Six Months Ended
                                    June 30,              June 30,
                              --------------------- ---------------------
                                 1995       1994       1995        1994
                                 ----       ----       ----        ----
Weighted average shares:
  Shares outstanding          12,360,210 12,125,533 12,360,210  12,076,714
  Estimated increase in shares
   outstanding (1)               709,489    944,166    709,489   1,030,136
  Less treasury stock         (2,395,295)(2,395,295)(2,395,295) (2,395,295)
  Net effect of dilutive
   warrants based on the
   treasury stock method         368,593    373,333    363,844     360,225
  Contingent issuance -
   Holders of FCI Notes (2)         -          -          -           -
                              ---------- ---------- ----------  ----------
  Total weighted average
   shares outstanding         11,042,997 11,047,737 11,038,248  11,071,780
                              ========== ========== ==========  ==========

  Net earnings                $2,632,000 $2,674,000 $2,784,000  $3,752,000
                              ========== ========== ==========  ==========

  Earnings per share               $0.24      $0.24      $0.25       $0.34
                                   =====      =====      =====       =====

                Fully Diluted
 --------------------------------------------
  Three Months Ended     Six Months Ended
       June 30,              June 30,
 -------------------   ---------------------
   1995       1994        1995       1994
   ----       ----        ----       ----

12,360,210 12,125,533 12,360,210 12,076,714

   709,489    944,166    709,489  1,030,136
(2,395,295)(2,395,295)(2,395,295)(2,395,295)


   368,742    408,163    373,678    408,163

   588,235    588,235    588,235    588,235
----------  ---------  ---------  ---------

11,631,381 11,670,802 11,636,317 11,707,953
========== ========== ========== ==========

$2,632,000 $2,674,000 $2,784,000 $3,752,000
========== ========== ========== ==========

     $0.23      $0.23      $0.24      $0.32
     =====      =====      =====      =====

  (1) In accordance with the terms of the plans of reorganization, the number of shares to be issued to unsecured claim holders will increase if the amount of the allowed unsecured claims exceeds $85 million. The number of shares will be increased to a number equal to 10,000,000 multiplied by the quotient of the total amount of the unsecured claims divided by $85
       million.        For  purposes   of   the  earnings   per  share
       computations, the estimated amount of shares to be issued, exclusive of the contingent issuance for the holders of the FCI Notes, totaled 13,069,699 at June 30, 1995.

  (2) In accordance with the terms of the plans of reorganization, Fairfield has reserved, but not issued, 588,235 shares of Common Stock for the benefit of the holders of the FCI Notes in the event the proceeds from the sale of the collateral securing the FCI Notes, or the value of any such collateral not sold, is insufficient to repay the FCI Notes.